UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ENLINK MIDSTREAM PARTNERS, LP

(Name of Issuer)

Common Units, no par value

(Title of Class of Securities)

29336U107

(CUSIP Number)

Adam Fliss

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29336U107	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS TPG Advisors VII, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 29336U107	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 29336U107	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on January 19, 2016, as amended and supplemented by Amendment No. 1 filed on March 7, 2017 and Amendment No. 2 filed on October 26, 2018 (as so amended, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Units of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction.

This Amendment amends the Original Schedule 13D by adding the following immediately before the penultimate paragraph of Item 4:

“On January 25, 2019, the Merger closed.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below.

“(a)-(b) As a result of the closing of the Merger, the Reporting Persons no longer beneficially own any Common Units.”

This Amendment amends and restates the fifth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below.

“(e) As a result of the closing of the Merger, on January 25, 2019, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Units.”

Item 7. Material to be Filed as Exhibits.

This Amendment amends Item 7 of the Original Schedule 13D by adding the following:

“10. Amended and Restated Registration Rights Agreement, dated as of January 25, 2019, by and between EnLink Midstream, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ENLC on January 29, 2019).

11.	Tenth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of January 25, 2019, by and among EnLink Midstream GP, LLC, together with any other persons who become partners in the partnership (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by ENLC on January 29, 2019).
12.	Amended and Restated Board Representation Agreement, dated as of January 25, 2019, by and among EnLink Midstream, LLC, EnLink Midstream Manager, LLC, GIP III Stetson I, L.P., and TPG VII Management, LLC (incorporated herein by reference to Exhibit 12 to Amendment No.3 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 29, 2019).
13.	Amended and Restated Information Rights Letter, dated as of January 25, 2019, by and among the EnLink Midstream Manager, LLC, EnLink Midstream, Inc., WSEP Egypt Holdings, LP and WSIP Egypt Holdings, LP. (incorporated herein by reference to Exhibit 13 to Amendment No.3 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 29, 2019).”
Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2019

TPG Advisors VII, Inc.

By: /s/ Michael LaGatta

Name: Michael LaGatta

Title: Vice President

David Bonderman

By: /s/ Brad Berenson

Name: Brad Berenson, on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Brad Berenson_

Name: Brad Berenson, on behalf of James G. Coulter (2)

(1) Bradford Berenson is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Bonderman on April 2, 2018 (SEC File No. 005-90172).

(2) Bradford Berenson is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated March 13, 2018, which was previously filed with the Commission as an exhibit to a Schedule 13G filed by Mr. Coulter on April 2, 2018 (SEC File No. 005-90172).

Page 5 of 8 Pages

INDEX TO EXHIBITS

  Agreement of Joint Filing, as required by Rule 13d-1-(k)(1) under the Act, dated January 19, 2016, between Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 1 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 19, 2016).
  Convertible Preferred Unit Purchase Agreement, dated December 6, 2015, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer, filed on December 7, 2015).
  Coordination and Securityholders’ Agreement, dated as of January 7, 2016, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated herein by reference to Exhibit 3 of the Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 19, 2016).
  Registration Rights Agreement, dated as of January 7, 2016, by and between EnLink Midstream Partners, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Eighth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of January 7, 2016, by and among EnLink Midstream GP, LLC, together with any other persons who become partners in the partnership (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K of the Issuer filed on January 12, 2016).
  Amended and Restated Coordination and Securityholders’ Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P., Enfield Holdings Advisors, Inc. and each person set forth on Schedule I thereto (incorporated herein by reference to Exhibit 6 of Amendment No. 1 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on March 7, 2017).
  Guarantee Agreement, dated as of March 3, 2017, by and among Enfield Holdings, L.P. and JPMorgan Chase Bank, N.A., London Branch (incorporated herein by reference to Exhibit 7 of Amendment No. 1 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on March 7, 2017).
  Support Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, and EnLink Midstream Partners, LP. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).
  Preferred Restructuring Agreement, dated as of October 21, 2018, by and among Enfield Holdings, L.P., TPG VII Management, LLC, WSEP Egypt Holdings, LP, WSIP Egypt Holdings, LP, EnLink Midstream, LLC, EnLink Midstream Manager, LLC, EnLink Midstream Partners, LP, and EnLink Midstream GP, LLC (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 22, 2018).
  Amended and Restated Registration Rights Agreement, dated as of January 25, 2019, by and between EnLink Midstream, LP and Enfield Holdings, L.P. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ENLC on January 29, 2019).
  Tenth Amended and Restated Agreement of Limited Partnership of EnLink Midstream Partners, LP, dated as of January 25, 2019, by and among EnLink Midstream GP, LLC, together with any other persons who become partners in the partnership (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by ENLC on January 29, 2019).
Page 7 of 8 Pages

  Amended and Restated Board Representation Agreement, dated as of January 25, 2019, by and among EnLink Midstream, LLC, EnLink Midstream Manager, LLC, GIP III Stetson I, L.P., and TPG VII Management, LLC (incorporated herein by reference to Exhibit 12 to Amendment No.3 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 29, 2019).
  Amended and Restated Information Rights Letter, dated as of January 25, 2019, by and among the EnLink Midstream Manager, LLC, EnLink Midstream, Inc., WSEP Egypt Holdings, LP and WSIP Egypt Holdings, LP. (incorporated herein by reference to Exhibit 13 to Amendment No.3 to Schedule 13D of Enfield Holdings Advisors, Inc. and Enfield Holdings, L.P. relating to the Issuer filed on January 29, 2019).

Page 8 of 8 Pages